UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

EDUCATE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28138P 10 0

(CUSIP Number)

Michael D. Weiner

10250 Constellation Blvd., Suite 2900

Los Angeles, California 90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 22,588,278

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 22,588,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,588,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 53.1%.

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 22,588,278

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 22,588,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,588,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 53.1%.

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 21,400,134

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 21,400,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,400,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) Approximately 50.3%.

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,188,144

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,188,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,188,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) Approximately 2.8%.

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Sylvan, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 21,400,134

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 21,400,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,400,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) Approximately 50.3%.

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Sylvan II, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,188,144

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,188,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,188,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) Approximately 2.8%.

14.	Type of Reporting Person (See Instructions) OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Educate, Inc. (“Educate,” or the “Issuer”). The principal executive offices of Educate are located at 10001 Fleet Street, Baltimore, Maryland 21202.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors”), (ii) Apollo Management IV, L.P., a Delaware limited partnership (“Management”), (iii) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF”), (iv) Apollo Overseas Partners IV, L.P., a Cayman Islands limited partnership (“AOP,” and collectively with AIF, the “Funds”), (v) Apollo Sylvan, LLC, a Delaware limited liability company (“Apollo Sylvan”), and (vi) Apollo Sylvan II, LLC, a Delaware limited liability company (“Apollo Sylvan II”). Advisors, Management, AIF, AOP, Apollo Sylvan and Apollo Sylvan II are referred to collectively as the “Reporting Persons.” The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

Apollo Sylvan and Apollo Sylvan II are principally engaged in the business of investment in securities of the Issuer. The Funds are principally engaged in the business of investing in securities. AIF is the sole member of Apollo Sylvan, and AOP is the sole member of Apollo Sylvan II. Management is principally engaged in the business of serving as the manager of the Funds. Advisors is principally engaged in the business of providing advice regarding investments by and serving as the manager of the Funds.

AIF IV Management, Inc., a Delaware corporation (“AIFM”), is the general partner of Management. AIFM is principally engaged in the business of serving as the general partner of Management and other investment funds.

Apollo Capital Management IV, Inc., a Delaware corporation (“ACM”), is the general partner of Advisors. ACM is principally engaged in the business of serving as the general partner to Advisors.
The address of the principal office of each of AIFM and ACM is Two Manhattanville Road, Purchase, New York 10577.
Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFM and ACM.

None of the Reporting Persons, AIFM, ACM nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 30, 2003, Apollo Sylvan and Apollo Sylvan II acquired an aggregate of 42,858,996 shares of Common Stock in exchange for approximately $115.0 million in cash, the surrender of certain securities with a fair value of $107.7 million, a subordinated promissory note of $55.0 million, and a deferred payment obligation of $2.3 million.

On September 20, 2004, the Issuer completed a 1-for-1.25 stock split. Subsequent to the stock split, the Reporting Persons beneficially owned an aggregate of 34,287,198 shares of Common Stock. In connection with the Issuer’s initial public offering, which closed on September 28, 2004, Apollo Sylvan and Apollo Sylvan II sold an aggregate of 11,698,920 shares of Common Stock to a syndicate of underwriters in a firm underwritten offering, including shares sold to the underwriters upon the exercise of the underwriters’ over-allotment option.

Item 4.	Purpose of Transaction

As described in Item 3 above, upon completion of the Issuer’s initial public offering, and after giving effect to sale of shares by such Reporting Persons in the initial public offering, Apollo Sylvan and Apollo Sylvan II held an aggregate of 22,588,278 shares of Common Stock.

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

The shares of Common Stock shown as beneficially owned by AIF includes the shares of Common Stock shown as beneficially owned by Apollo Sylvan. The shares of Common Stock shown as beneficially owned by AOP includes the shares of Common Stock shown as beneficially owned by Apollo Sylvan II. The shares of Common Stock shown as beneficially owned by Management and Advisors includes the shares of Common Stock shown as beneficially owned by each of the Funds. AIFM may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Funds and Management. ACM may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Funds and Advisors. The Funds, Management, Advisors, AIFM and ACM each disclaim beneficial ownership of the shares of the Common Stock held by Apollo Sylvan and Apollo Sylvan II, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by each

Reporting Person is based on 42,574,474 outstanding shares of Common Stock, as reported by the Issuer as of the close of the Issuer’s initial public offering on September 28, 2004.
(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.
(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.
(d) None.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of July 26, 2004, Apollo Sylvan and Apollo Sylvan II entered into a Nominating Agreement with the Issuer pursuant to which the Reporting Persons will have the right, at any time until the Reporting Persons no longer beneficially own at least 50% of the outstanding Common Stock and have sold at least one share of Common Stock other than in the Issuer’s initial public offering, to require the Issuer to increase the size of its board of directors by two and to fill those vacancies with directors nominated by the Reporting Persons. Until such time that the Reporting Persons no longer beneficially own at least 33% of the outstanding shares of Common Stock and have sold at least one share of Common Stock other than in the Issuer’s initial public offering, the Reporting Persons will have the right to nominate four designees to the Issuer’s board of directors, and certain matters will require the approval of the majority of directors nominated by the Reporting Persons. The Nominating Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

As of September 27, 2004, Apollo Sylvan and Apollo Sylvan II entered into a Registration Rights Agreement with the Issuer. Among other things, the Registration Rights Agreement provides that at any time after the 180-day period following the consummation of the Issuer’s initial public offering, Apollo Sylvan and Apollo Sylvan II may demand that the Issuer effect up to three registrations on a long form registration statement and an unlimited number of registrations on short form registration statements, subject to certain conditions and limitations. The parties to the Registration Rights Agreement are entitled to request that the demand registrations be effected as a shelf registration for offerings on a delayed or continuous basis under Rule 415 under the Securities Act. In addition, the Registration Rights Agreement includes piggyback registration rights, which permits Apollo Sylvan and Apollo Sylvan II to require the Issuer to register shares of their common stock if the Issuer files a registration statement for itself or another party. The agreement also includes customary suspension, underwriter “cut-back,” indemnification and contribution provisions. The Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement.
Exhibit 2:	Nominating Agreement, dated as of July 26, 2004, among Educate, Inc., Apollo Sylvan, LLC and Apollo Sylvan II, LLC (incorporated herein by reference to

Exhibit 10.13 to Educate’s Registration Statement on From S-1, File No. 333-115496).
Exhibit 3:	Registration Rights Agreement, dated as of September 27, 2004, by and among Educate, Inc. and certain of its stockholders.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004

APOLLO ADVISORS IV, L.P.

By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APOLLO MANAGEMENT IV, L.P.

By:	AIF IV MANAGEMENT, INC.
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APOLLO INVESTMENT FUND IV, L.P.

By:	APOLLO MANAGEMENT IV, L.P.
As Manager

By:	AIF IV MANAGEMENT, INC.
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APOLLO OVERSEAS PARTNERS IV, L.P.

By:	APOLLO MANAGEMENT IV, L.P.
As Manager

By:	AIF IV MANAGEMENT, INC.
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APOLLO SYLVAN, LLC

By:	APOLLO INVESTMENT FUND IV, L.P.
Its Sole Member and Manager

By:	APOLLO MANAGEMENT IV, L.P.
As Manager

By:	AIF IV MANAGEMENT, INC.
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APOLLO SYLVAN II, LLC

By:	APOLLO OVERSEAS PARTNERS IV, L.P.
Its Sole Member and Manager

By:	APOLLO MANAGEMENT IV, L.P.
As Manager

By:	AIF IV MANAGEMENT, INC.
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFM and ACM. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFM and ACM are Messrs. Leon D. Black and John J. Hannan. The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFM, ACM and other related investment managers. Messers. Black and Hannan are also founding principals of Apollo Management, L.P. and its related and affiliated investment managers (collectively “Apollo Management”) with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States. Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.